UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2017

November 14, 2017

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: November 29, 2017		Dividend payment date:	December 5, 2017
Trading accounts: Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2017

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Six months ended	million yen	%	million yen	%	million yen	%
September 30, 2017	3,068,191	10.4	864,020	8.7	626,940	27.8
September 30, 2016	2,779,372	(7.1)	794,873	(18.0)	490,530	(18.2)

(*)	Comprehensive income
September 30, 2017: 863,593 million yen, - % ; September 30, 2016: (231,540) million yen, - %

	Basic earnings per share	Diluted earnings per share
Six months ended	yen	yen
September 30, 2017	47.00	46.86
September 30, 2016	35.93	35.82

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2017	305,468,828	17,279,375	5.2
March 31, 2017	303,297,433	16,658,394	5.0

(Reference) Shareholders’ equity as of       September 30, 2017: 15,869,893 million yen;      March 31, 2017: 15,280,268 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2017	—	9.00	—	9.00	18.00
ending March 31, 2018	—	9.00	——	——	——
ending March 31, 2018 (Forecast)	——	——	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2018 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2018. (There is no change to our earnings target released on May 15, 2017.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A)	Total stocks outstanding including treasury stocks:	September 30, 2017	14,027,694,920 shares
		March 31, 2017	14,168,853,820 shares
(B)	Treasury stocks:	September 30, 2017	737,252,195 shares
		March 31, 2017	738,910,028 shares
(C)	Average outstanding stocks:	Six months ended September 30, 2017	13,339,150,519 shares
		Six months ended September 30, 2016	13,652,178,742 shares

* This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2

(1) Consolidated Balance Sheets	2

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4

(3) Consolidated Statements of Changes in Net Assets	6

(4) Notes on Going-Concern Assumption	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2017”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2017 (Tuesday)

Explanation for investors and analysts:	November 21, 2017 (Tuesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Assets:
Cash and due from banks	63,525,940	69,634,216
Call loans and bills bought	649,147	588,071
Receivables under resale agreements	8,066,973	6,556,425
Receivables under securities borrowing transactions	11,002,723	9,839,176
Monetary claims bought	4,707,868	4,451,918
Trading assets	21,046,367	18,789,047
Money held in trust	806,881	931,441
Securities	59,438,897	59,375,903
Loans and bills discounted	109,005,231	108,773,485
Foreign exchanges	2,083,530	2,094,201
Other assets	11,554,699	12,648,737
Tangible fixed assets	1,358,905	1,375,802
Intangible fixed assets	1,257,876	1,235,406
Net defined benefit assets	601,377	681,155
Deferred tax assets	126,231	92,388
Customers’ liabilities for acceptances and guarantees	9,022,130	9,243,396
Allowance for credit losses	(957,350)	(841,946)

Total assets	303,297,433	305,468,828

Liabilities:
Deposits	170,730,221	171,821,375
Negotiable certificates of deposit	11,341,571	11,761,760
Call money and bills sold	1,973,569	2,481,343
Payables under repurchase agreements	17,636,962	19,074,709
Payables under securities lending transactions	5,538,739	4,786,222
Commercial papers	2,307,222	2,730,352
Trading liabilities	17,700,617	14,216,919
Borrowed money	16,971,085	18,070,574
Foreign exchanges	1,970,980	2,037,028
Short-term bonds payable	847,999	861,599
Bonds payable	9,893,687	10,319,688
Due to trust accounts	9,893,881	9,494,282
Other liabilities	9,382,992	9,776,173
Reserve for bonuses	81,012	68,229
Reserve for bonuses to directors	598	270
Reserve for stocks payment	10,400	10,552
Net defined benefit liabilities	59,045	59,436
Reserve for retirement benefits to directors	1,128	942
Reserve for loyalty award credits	16,689	18,868
Reserve for contingent losses	384,868	362,275
Reserves under special laws	4,075	4,016
Deferred tax liabilities	745,073	865,944
Deferred tax liabilities for land revaluation	124,483	123,487
Acceptances and guarantees	9,022,130	9,243,396

Total liabilities	286,639,039	288,189,453

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,412,087	1,313,107
Retained earnings	9,278,546	9,785,282
Treasury stock	(513,260)	(513,312)

Total shareholders’ equity	12,318,885	12,726,591

Net unrealized gains (losses) on available-for-sale securities	2,184,597	2,500,406
Net deferred gains (losses) on hedging instruments	125,684	96,698
Land revaluation excess	173,723	172,758
Foreign currency translation adjustments	558,339	433,186
Remeasurements of defined benefit plans	(65,098)	(40,241)
Debt value adjustments of foreign subsidiaries and affiliates	(15,863)	(19,507)

Total accumulated other comprehensive income	2,961,382	3,143,302

Subscription rights to shares	407	274
Non-controlling interests	1,377,719	1,409,207

Total net assets	16,658,394	17,279,375

Total liabilities and net assets	303,297,433	305,468,828

3

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Ordinary income	2,779,372	3,068,191
Interest income	1,352,690	1,533,164
Interest on loans and bills discounted	866,315	998,388
Interest and dividends on securities	323,017	319,026
Trust fees	63,201	58,792
Fees and commissions	718,809	744,736
Trading income	152,009	157,699
Other operating income	224,510	244,724
Other ordinary income	268,151	329,074
Ordinary expenses	1,984,499	2,204,170
Interest expenses	377,622	559,557
Interest on deposits	129,594	195,251
Fees and commissions	99,321	107,570
Trading expenses	1,017	638
Other operating expenses	63,867	63,224
General and administrative expenses	1,277,017	1,340,012
Other ordinary expenses	165,653	133,166

Ordinary profits	794,873	864,020

Extraordinary gains	8,410	51,400
Gains on disposition of fixed assets	8,215	2,645
Reversal of reserve for contingent liabilities from financial instruments transactions	194	59
Gains on exchange of shares of affiliates	—	48,695
Extraordinary losses	64,842	47,043
Losses on disposition of fixed assets	5,087	4,876
Losses on impairment of fixed assets	4,069	22,597
Losses on change in equity	45,654	19,569
Losses on liquidation of equity securities of subsidiaries	5,266	—
Losses on exchange of shares of affiliates	4,538	—
Losses on sales of equity securities of subsidiaries	226	—

Profits before income taxes	738,440	868,377

Income taxes-current	145,032	161,188
Income taxes-deferred	33,440	29,380

Total taxes	178,473	190,568

Profits	559,967	677,809

Profits attributable to non-controlling interests	69,436	50,869

Profits attributable to owners of parent	490,530	626,940

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Profits	559,967	677,809
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(53,741)	306,405
Net deferred gains (losses) on hedging instruments	27,734	(30,315)
Land revaluation excess	(15)	(6)
Foreign currency translation adjustments	(562,909)	(55,257)
Remeasurements of defined benefit plans	29,407	22,840
Share of other comprehensive income of associates accounted for using equity method	(231,983)	(57,881)

Total other comprehensive income	(791,507)	185,784

Comprehensive income	(231,540)	863,593

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(274,538)	809,817
Comprehensive income attributable to non-controlling interests	42,997	53,776

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2016

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627		337,297
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			8,464		8,464
Restated balance	2,141,513	1,425,637	8,596,043	(298,922)	11,864,271	2,486,627		337,297
Changes during the period
Cash dividends			(124,116)		(124,116)
Profits attributable to owners of parent			490,530		490,530
Repurchase of treasury stock				(109,752)	(109,752)
Disposal of treasury stock		(1,004)		3,136	2,132
Reversal of land revaluation excess			2,593		2,593
Changes in subsidiaries’ equity		0			0
Net changes of items other than shareholders’ equity						(48,853)		27,692

Total changes during the period	—	(1,004)	369,007	(106,616)	261,387	(48,853)		27,692

Balance at the end of the period	2,141,513	1,424,633	8,965,050	(405,538)	12,125,658	2,437,773		364,989

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	176,364	791,401	(189,526)	—	3,602,163	8,260	1,920,538	17,386,769
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates				(8,464)	(8,464)			—
Restated balance	176,364	791,401	(189,526)	(8,464)	3,593,699	8,260	1,920,538	17,386,769
Changes during the period
Cash dividends								(124,116)
Profits attributable to owners of parent								490,530
Repurchase of treasury stock								(109,752)
Disposal of treasury stock								2,132
Reversal of land revaluation excess								2,593
Changes in subsidiaries’ equity								0
Net changes of items other than shareholders’ equity	(2,609)	(782,281)	29,157	9,233	(767,662)	(1,838)	(377,086)	(1,146,588)

Total changes during the period	(2,609)	(782,281)	29,157	9,233	(767,662)	(1,838)	(377,086)	(885,201)

Balance at the end of the period	173,754	9,119	(160,369)	768	2,826,036	6,421	1,543,451	16,501,568

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2017

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,412,087	9,278,546	(513,260)	12,318,885	2,184,597		125,684

Changes during the period
Cash dividends			(121,160)		(121,160)
Profits attributable to owners of parent			626,940		626,940
Repurchase of treasury stock				(100,905)	(100,905)
Disposal of treasury stock		(10)		1,901	1,891
Retirement of treasury stock		(98,952)		98,952	—
Reversal of land revaluation excess			957		957
Changes in subsidiaries’ equity		(16)			(16)
Net changes of items other than shareholders’ equity						315,808		(28,985)

Total changes during the period	—	(98,979)	506,736	(51)	407,705	315,808		(28,985)

Balance at the end of the period	2,141,513	1,313,107	9,785,282	(513,312)	12,726,591	2,500,406		96,698

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	173,723	558,339	(65,098)	(15,863)	2,961,382	407	1,377,719	16,658,394

Changes during the period
Cash dividends								(121,160)
Profits attributable to owners of parent								626,940
Repurchase of treasury stock								(100,905)
Disposal of treasury stock								1,891
Retirement of treasury stock								—
Reversal of land revaluation excess								957
Changes in subsidiaries’ equity								(16)
Net changes of items other than shareholders’ equity	(964)	(125,152)	24,857	(3,643)	181,919	(132)	31,488	213,275

Total changes during the period	(964)	(125,152)	24,857	(3,643)	181,919	(132)	31,488	620,980

Balance at the end of the period	172,758	433,186	(40,241)	(19,507)	3,143,302	274	1,409,207	17,279,375

7

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

None.

8

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2017

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	——	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	32

(References)

1. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2017 (A)	September 30, 2016 (B)	(Decrease) (A) - (B)
Gross profits	2,008,140	1,969,410	38,729
Gross profits before credit costs for trust accounts	2,008,140	1,969,410	38,730
Net interest income	973,621	975,085	(1,463)
Trust fees	58,792	63,201	(4,409)
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	637,165	619,488	17,677
Net trading profits	157,061	150,992	6,069
Net other operating profits	181,499	160,643	20,856
Net gains (losses) on debt securities	84,759	92,678	(7,918)
General and administrative expenses	1,307,356	1,244,009	63,347
Amortization of goodwill	8,519	7,427	1,091
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	709,303	732,828	(23,525)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	700,783	725,401	(24,617)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	700,783	725,401	(24,617)
Net non-recurring gains (losses)	163,236	69,471	93,764
Credit costs (3)	(88,757)	(108,435)	19,677
Losses on loan write-offs	(62,965)	(59,831)	(3,134)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(25,791)	(48,603)	22,811
Reversal of allowance for credit losses (4)	53,575	22,807	30,768
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	38,291	27,993	10,297
Net gains (losses) on equity securities	55,015	44,034	10,980
Gains on sales of equity securities	65,790	82,635	(16,845)
Losses on sales of equity securities	(9,681)	(27,193)	17,512
Losses on write-down of equity securities	(1,094)	(11,407)	10,312
Profits (losses) from investments in affiliates	135,674	113,940	21,734
Other non-recurring gains (losses)	(30,563)	(30,868)	305

Ordinary profits	864,020	794,873	69,147

Net extraordinary gains (losses)	4,357	(56,432)	60,790
Losses on impairment of fixed assets	(22,597)	(4,069)	(18,528)
Losses on change in equity	(19,569)	(45,654)	26,084
Gains on exchange of shares of affiliates	48,695	—	48,695
Profits before income taxes	868,377	738,440	129,937
Income taxes-current	161,188	145,032	16,155
Income taxes-deferred	29,380	33,440	(4,059)
Total taxes	190,568	178,473	12,095
Profits	677,809	559,967	117,841
Profits attributable to non-controlling interests	50,869	69,436	(18,567)

Profits attributable to owners of parent	626,940	490,530	136,409

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	3,109	(57,634)	60,743

Number of consolidated subsidiaries	208	218	(10)
Number of affiliated companies accounted for under the equity method	55	65	(10)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2017 (A)	September 30, 2016 (B)	(Decrease) (A) - (B)
Gross profits	1,109,563	1,164,706	(55,143)
Gross profits before credit costs for trust accounts	1,109,563	1,164,706	(55,143)
Domestic gross profits	645,251	637,483	7,768
Net interest income	340,632	352,383	(11,750)
Trust fees	45,789	49,897	(4,108)
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	172,828	183,973	(11,145)
Net trading profits	(4,375)	17,579	(21,954)
Net other operating profits	90,375	33,648	56,726
Net gains (losses) on debt securities	77,883	33,854	44,028
Non-domestic gross profits	464,311	527,223	(62,912)
Net interest income	251,751	273,338	(21,587)
Net fees and commissions	99,522	94,849	4,672
Net trading profits	48,058	79,124	(31,066)
Net other operating profits	64,979	79,910	(14,931)
Net gains (losses) on debt securities	7,598	52,611	(45,012)
General and administrative expenses	667,278	654,826	12,452
Personnel expenses	241,786	237,980	3,806
Non-personnel expenses	390,000	380,961	9,039
Taxes	35,491	35,884	(393)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	442,284	509,880	(67,596)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	442,284	509,880	(67,596)
Net non-recurring gains (losses)	91,217	5,874	85,342
Credit costs (3)	(39,689)	(64,663)	24,974
Losses on loan write-offs	(13,652)	(16,144)	2,491
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(26,036)	(48,518)	22,482
Reversal of allowance for credit losses (4)	90,732	52,591	38,141
Reversal of reserve for contingent losses included in credit costs (5)	—	103	(103)
Gains on loans written-off (6)	13,708	8,978	4,730
Net gains (losses) on equity securities	50,638	36,938	13,699
Gains on sales of equity securities	61,704	76,533	(14,828)
Losses on sales of equity securities	(10,635)	(28,226)	17,591
Losses on write-down of equity securities	(431)	(11,368)	10,936
Other non-recurring gains (losses)	(24,173)	(28,073)	3,900

Ordinary profits	533,501	515,754	17,746

Net extraordinary gains (losses)	38,792	(3,830)	42,623
Net gains (losses) on disposition of fixed assets	(2,861)	3,909	(6,771)
Losses on impairment of fixed assets	(11,157)	(1,611)	(9,545)
Losses on liquidation of equity securities of subsidiaries	—	(7,941)	7,941
Gains on sales of equity securities of subsidiaries	—	2,600	(2,600)
Gains on exchange of shares of affiliates	52,811	—	52,811
Income before income taxes	572,294	511,924	60,369
Income taxes-current	136,554	123,675	12,878
Income taxes-deferred	15,379	(10,523)	25,902
Total taxes	151,933	113,152	38,781

Net income	420,360	398,772	21,588

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	64,752	(2,990)	67,742

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2017 (A)	September 30, 2016 (B)
Gross profits	1,361,131	1,374,053	(12,922)
Net interest income	808,891	833,575	(24,683)
Trust fees	6,625	6,293	331
Net fees and commissions	338,395	331,626	6,768
Net trading profits	37,207	78,969	(41,761)
Net other operating profits	170,011	123,588	46,422
Net gains (losses) on debt securities	73,919	77,362	(3,442)
General and administrative expenses	885,653	820,861	64,792
Amortization of goodwill	7,839	6,890	949
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	483,317	560,082	(76,765)
Net operating profits before provision for general allowance for credit losses	475,477	553,192	(77,714)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	475,477	553,192	(77,714)
Net non-recurring gains (losses)	73,735	(18,718)	92,453
Credit costs (2)	(45,897)	(79,016)	33,119
Losses on loan write-offs	(27,712)	(30,387)	2,674
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(18,184)	(48,629)	30,445
Reversal of allowance for credit losses (3)	57,887	31,175	26,711
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	28,003	17,544	10,458
Net gains (losses) on equity securities	40,169	23,686	16,482
Gains on sales of equity securities	50,322	62,226	(11,904)
Losses on sales of equity securities	(9,311)	(27,776)	18,465
Losses on write-down of equity securities	(841)	(10,762)	9,920
Profits (losses) from investments in affiliates	18,251	9,997	8,253
Other non-recurring gains (losses)	(24,678)	(22,106)	(2,571)

Ordinary profits	549,213	534,474	14,739

Net extraordinary gains (losses)	(9,635)	(5,125)	(4,510)
Net gains (losses) on disposition of fixed assets	(1,538)	4,947	(6,486)
Losses on impairment of fixed assets	(8,097)	(2,601)	(5,495)
Losses on liquidation of equity securities of subsidiaries	—	(3,236)	3,236
Losses on exchange of shares of affiliates	—	(4,007)	4,007
Profits before income taxes	539,577	529,349	10,228
Income taxes-current	104,508	106,324	(1,815)
Income taxes-deferred	38,356	17,442	20,913
Total taxes	142,865	123,767	19,097
Profits	396,712	405,581	(8,869)
Profits attributable to non-controlling interests	20,689	30,736	(10,047)

Profits attributable to owners of parent	376,022	374,844	1,178

Note:

* Net operating profits = Net operating profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	39,993	(30,296)	70,290

Number of consolidated subsidiaries	125	128	(3)
Number of affiliated companies accounted for under the equity method	48	57	(9)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)

	For the six months ended		Increase (Decrease) (A) - (B)

	September 30, 2017 (A)	September 30, 2016 (B)

Gross profits	905,893	972,318	(66,425)
Domestic gross profits	509,406	491,111	18,294
Net interest income	294,140	312,320	(18,180)
Net fees and commissions	122,763	135,450	(12,687)
Net trading profits	(1,096)	12,992	(14,088)
Net other operating profits	93,599	30,348	63,250
Net gains (losses) on debt securities	74,344	28,414	45,930
Non-domestic gross profits	396,486	481,207	(84,720)
Net interest income	206,995	244,394	(37,399)
Net fees and commissions	96,364	93,323	3,040
Net trading profits	34,412	76,464	(42,052)
Net other operating profits	58,714	67,024	(8,310)
Net gains (losses) on debt securities	626	43,539	(42,912)
General and administrative expenses	567,964	555,226	12,737
Personnel expenses	205,323	199,442	5,881
Non-personnel expenses	333,478	325,411	8,067
Amortization of goodwill	183	164	19
Taxes	29,162	30,373	(1,210)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	338,111	417,256	(79,144)
Net operating profits before provision for general allowance for credit losses	337,928	417,092	(79,163)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	337,928	417,092	(79,163)
Net non-recurring gains (losses)	73,890	(6,853)	80,743
Credit costs (2)	(31,980)	(64,280)	32,299
Reversal of allowance for credit losses (3)	77,697	50,973	26,723
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	13,203	8,574	4,628
Net gains (losses) on equity securities	38,837	23,471	15,366
Gains on sales of equity securities	48,044	61,342	(13,297)
Losses on sales of equity securities	(8,989)	(27,401)	18,411
Losses on write-down of equity securities	(217)	(10,469)	10,251
Other non-recurring gains (losses)	(23,867)	(25,592)	1,725

Ordinary profits	411,819	410,239	1,579

Net extraordinary gains (losses)	(10,232)	1,725	(11,958)
Net gains (losses) on disposition of fixed assets	(2,433)	5,034	(7,468)
Losses on impairment of fixed assets	(7,798)	(271)	(7,527)
Losses on liquidation of equity securities of subsidiaries	—	(4,850)	4,850
Gain on sales of equity securities of subsidiaries	—	2,600	(2,600)
Income before income taxes	401,586	411,964	(10,378)
Income taxes-current	94,380	98,189	(3,808)
Income taxes-deferred	12,941	(9,268)	22,209
Total taxes	107,322	88,921	18,400

Net income	294,264	323,043	(28,779)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	58,920	(4,731)	63,652
Provision for general allowance for credit losses	88,698	(115,341)	204,039
Provision for special allowance for credit losses	(10,693)	166,353	(177,047)
Allowance for credit to specific foreign borrowers	(306)	(38)	(268)
Losses on loans write-off	(13,641)	(15,802)	2,161
Provision for contingent losses included in credit costs	(11,961)	(48,058)	36,097
Gains on loans written-off	13,203	8,574	4,628
Losses on sales of other loans, etc.	(6,377)	(419)	(5,958)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2017 (A)	September 30, 2016 (B)
Gross profits	249,151	232,909	16,242
Gross profits before credit costs for trust accounts	249,151	232,909	16,242
Trust fees	52,269	57,046	(4,776)
Trust fees before credit costs for trust accounts	52,269	57,045	(4,776)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	6,284	14,556	(8,271)
Other trust fees	45,985	42,489	3,495
Credit costs for trust accounts (1)	—	0	(0)
Net interest income	73,392	50,915	22,476
Net fees and commissions	104,437	96,899	7,538
Net trading profits	12,972	9,735	3,236
Net other operating profits	6,079	18,313	(12,233)
Net gains (losses) on debt securities	10,511	14,478	(3,967)
General and administrative expenses	147,030	141,670	5,359
Amortization of goodwill	677	535	141
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	102,799	91,774	11,024
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	102,121	91,238	10,882
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	102,121	91,238	10,882
Net non-recurring gains (losses)	18,639	14,309	4,330
Credit costs (3)	(7,755)	(403)	(7,352)
Losses on loan write-offs	(49)	(362)	313
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(7,706)	(40)	(7,665)
Reversal of allowance for credit losses (4)	13,049	1,647	11,401
Reversal of reserve for contingent losses included in credit costs (5)	—	103	(103)
Gains on loans written-off (6)	526	458	68
Net gains (losses) on equity securities	11,800	13,466	(1,666)
Gains on sales of equity securities	13,660	15,191	(1,531)
Losses on sales of equity securities	(1,645)	(825)	(819)
Losses on write-down of equity securities	(214)	(899)	684
Profits (losses) from investments in affiliates	3,444	2,391	1,053
Other non-recurring gains (losses)	(2,426)	(3,355)	929

Ordinary profits	120,760	105,547	15,212

Net extraordinary gains (losses)	33,776	(5,247)	39,023
Net gains (losses) on disposition of fixed assets	(436)	(1,134)	698
Losses on impairment of fixed assets	(14,483)	(1,339)	(13,143)
Gains on exchange of shares of affiliates	48,695	—	48,695
Losses on liquidation of equity securities of subsidiaries	—	(2,773)	2,773
Profits before income taxes	154,536	100,300	54,236
Income taxes-current	47,228	31,204	16,023
Income taxes-deferred	970	(1,965)	2,935
Total taxes	48,199	29,239	18,959
Profits	106,337	71,060	35,276
Profits attributable to non-controlling interests	4,960	5,620	(660)

Profits attributable to owners of parent	101,376	65,439	35,937

Note:

* Net operating profits = Net operating profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	5,819	1,806	4,013

Number of consolidated subsidiaries	49	52	(3)
Number of affiliated companies accounted for under the equity method	8	13	(5)

MUTB Consolidated(combined operating results of MUTB and transferred entities to Intermediate Holding Company in the United States) In July 2016 and July 2017, to comply with the financial regulations in the United States, MUTB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BTMU and MUFG.

The combined operating results of MUTB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	102,156	91,238	10,917
Profits attributable to owners of parent	101,397	65,439	35,958
Number of the entities transferred to IHC	3	1	2

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)

	For the six months ended		Increase (Decrease) (A) - (B)

	September 30, 2017 (A)	September 30, 2016 (B)

Gross profits	203,670	192,388	11,282
Gross profits before credit costs for trust accounts	203,670	192,387	11,282
Domestic gross profits	135,844	146,371	(10,526)
Trust fees	45,789	49,897	(4,108)
Trust fees before credit costs for trust accounts	45,789	49,897	(4,107)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	6,284	14,556	(8,271)
Other trust fees	39,505	35,341	4,164
Credit costs for trust accounts (1)	—	0	(0)
Net interest income	46,492	40,062	6,429
Net fees and commissions	50,064	48,522	1,541
Net trading profits	(3,278)	4,587	(7,865)
Net other operating profits	(3,223)	3,300	(6,524)
Net gains (losses) on debt securities	3,539	5,440	(1,901)
Non-domestic gross profits	67,825	46,016	21,808
Net interest income	44,755	28,943	15,811
Net fees and commissions	3,158	1,526	1,632
Net trading profits	13,645	2,659	10,986
Net other operating profits	6,264	12,886	(6,621)
Net gains (losses) on debt securities	6,972	9,072	(2,099)
General and administrative expenses	99,314	99,599	(285)
Personnel expenses	36,463	38,538	(2,075)
Non-personnel expenses	56,522	55,550	972
Taxes	6,328	5,511	817
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	104,355	92,788	11,567
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	104,355	92,788	11,567
Net non-recurring gains (losses)	17,326	12,727	4,599
Credit costs (3)	(7,708)	(383)	(7,325)
Reversal of allowance for credit losses (4)	13,035	1,617	11,417
Reversal of reserve for contingent losses included in credit costs (5)	—	103	(103)
Gains on loans written-off (6)	505	403	102
Net gains (losses) on equity securities	11,800	13,466	(1,666)
Gains on sales of equity securities	13,660	15,191	(1,531)
Losses on sales of equity securities	(1,645)	(825)	(819)
Losses on write-down of equity securities	(214)	(899)	684
Other non-recurring gains (losses)	(305)	(2,480)	2,174

Ordinary profits	121,682	105,515	16,166

Net extraordinary gains (losses)	49,025	(5,556)	54,581
Net gains (losses) on disposition of fixed assets	(428)	(1,124)	696
Losses on impairment of fixed assets	(3,358)	(1,339)	(2,018)
Gains on exchange of shares of affiliates	52,811	—	52,811
Losses on liquidation of equity securities of subsidiaries	—	(3,091)	3,091
Income before income taxes	170,707	99,959	70,748
Income taxes-current	42,173	25,485	16,687
Income taxes-deferred	2,437	(1,255)	3,692
Total taxes	44,611	24,230	20,380

Net income	126,096	75,728	50,367

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	5,832	1,741	4,090
Credit costs for trust accounts	—	0	(0)
Provision for general allowance for credit losses	16,708	(6,729)	23,438
Provision for special allowance for credit losses	(3,673)	8,349	(12,022)
Allowance for credit to specific foreign borrowers	0	(1)	2
Losses on loans write-offs	(11)	(342)	330
Provision for contingent losses included in credit costs	(7,697)	103	(7,800)
Gains on loans written-off	505	403	102
Losses on sales of other loans, etc.	—	(40)	40

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2017 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2016 (B)
Total average interest rate on interest-earning assets (a)	0.54	(0.02)	0.57
Average interest rate on loans and bills discounted (b)	0.88	0.01	0.87
Average interest rate on securities	0.71	0.01	0.70
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.56	(0.06)	0.62
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.01
Average interest rate on other liabilities	0.19	(0.09)	0.29
Overall interest rate spread (a)-(c)	(0.01)	0.03	(0.05)
Interest rate spread (b)-(d)	0.88	0.02	0.86

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.95	(0.05)	1.00
Interest rate spread (e)-(d)	0.94	(0.04)	0.99

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2017 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2016 (B)
Total average interest rate on interest-earning assets (a)	0.54	0.03	0.51
Average interest rate on loans and bills discounted (b)	0.46	(0.06)	0.52
Average interest rate on securities	1.19	0.33	0.85
Total average interest rate on interest-bearing liabilities (c)	0.09	(0.06)	0.15
Average interest rate on deposits and NCD (d)	0.07	(0.02)	0.09
Overall interest rate spread (a)-(c)	0.45	0.10	0.35
Interest rate spread (b)-(d)	0.39	(0.03)	0.42

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.50	(0.05)	0.55
Interest rate spread (e)-(d)	0.43	(0.02)	0.46

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2017 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2016 (B)
Average interest rate on loans and bills discounted (a)	0.81	(0.00)	0.81
Average interest rate on deposits and NCD (b)	0.01	(0.00)	0.02
Interest rate spread (a)-(b)	0.79	0.00	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.87	(0.05)	0.92
Interest rate spread (c)-(b)	0.85	(0.04)	0.90

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,059.9	6,966.7	14,253.7	22,280.5
Receive-floater/pay-fix	1,097.4	7,396.0	2,948.9	11,442.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,157.4	14,362.8	17,202.6	33,722.9

BTMU Consolidated
	(in billions of yen)
	As of September 30, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	959.9	5,292.1	13,952.7	20,204.9
Receive-floater/pay-fix	575.9	5,308.0	1,120.8	7,004.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,535.9	10,600.2	15,073.5	27,209.7

MUTB Consolidated
	(in billions of yen)
	As of September 30, 2017
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	100.0	1,674.6	300.9	2,075.6
Receive-floater/pay-fix	520.3	2,068.8	1,783.1	4,372.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	620.3	3,743.4	2,084.1	6,447.9

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,255,872	47,121	56,527	9,406	3,560,825	50,325	62,484	12,158
Domestic bonds	1,100,891	40,268	40,268	—	1,100,955	43,114	43,114	—
Government bonds	1,100,891	40,268	40,268	—	1,100,955	43,114	43,114	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,154,981	6,853	16,259	9,406	2,459,870	7,211	19,369	12,158
Foreign bonds	1,186,272	1,049	10,377	9,327	1,212,321	(1,719)	10,253	11,973
Other	968,708	5,803	5,882	78	1,247,549	8,930	9,115	185

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	54,768,296	3,621,568	3,856,599	235,030	54,813,148	3,139,063	3,433,950	294,887
Domestic equity securities	5,571,774	3,111,663	3,144,781	33,117	5,164,653	2,635,191	2,686,496	51,305
Domestic bonds	24,634,741	288,571	302,186	13,614	27,688,842	399,130	411,190	12,060
Government bonds	20,575,681	246,202	250,124	3,922	24,010,611	351,011	353,046	2,034
Municipal bonds	1,250,611	2,049	6,912	4,862	1,009,875	3,468	7,913	4,444
Corporate bonds	2,808,448	40,319	45,148	4,829	2,668,355	44,650	50,231	5,581
Other	24,561,780	221,333	409,631	188,298	21,959,652	104,742	336,263	231,521
Foreign equity securities	246,892	79,798	79,994	196	182,802	49,875	59,492	9,616
Foreign bonds	20,441,000	36,164	154,527	118,363	17,917,306	(8,487)	154,280	162,768
Other	3,873,887	105,370	175,109	69,738	3,859,542	63,353	122,489	59,136

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,016,960	45,933	46,011	78	2,348,504	52,045	52,230	185
Stocks of subsidiaries and affiliates	932,607	16,741	39,903	23,161	932,607	(8,940)	41,986	50,927

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	36,432,686	2,735,671	2,852,630	116,958	37,723,034	2,347,803	2,535,654	187,850
Domestic equity securities	4,522,200	2,419,989	2,454,746	34,757	4,173,471	2,016,280	2,070,538	54,257
Domestic bonds	20,814,939	254,831	265,935	11,103	23,390,925	354,591	363,976	9,385
Other	11,095,546	60,850	131,948	71,097	10,158,637	(23,069)	101,139	124,208
Foreign equity securities	122,431	64,543	65,488	944	170,335	44,257	54,416	10,158
Foreign bonds	8,981,987	(9,140)	37,061	46,202	7,853,982	(35,584)	38,534	74,118
Other	1,991,127	5,447	29,398	23,950	2,134,319	(31,742)	8,188	39,931
Redemption schedule of available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,688,482	4,440,986	4,391,918	2,394,443	13,027,854	4,251,676	4,320,651	2,891,699
Government bonds	10,509,250	3,606,078	2,533,369	1,429,939	12,877,083	3,503,258	2,747,703	1,913,228
Municipal bonds	61,048	164,368	1,024,916	208	42,038	115,711	851,777	260
Corporate bonds	118,183	670,538	833,632	964,295	108,733	632,706	721,169	978,210
Other	1,893,334	1,570,542	3,141,924	3,720,723	1,660,584	2,392,988	2,059,040	3,489,562
Foreign bonds	1,604,345	1,471,475	2,571,832	3,311,218	1,396,678	2,204,469	1,106,191	3,128,455
Other	288,988	99,066	570,091	409,505	263,905	188,519	952,848	361,106

Total	12,581,816	6,011,528	7,533,842	6,115,167	14,688,438	6,644,664	6,379,691	6,381,261

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,710	103	103	—	—	—	—	—
Stocks of subsidiaries and affiliates	6,722	235	235	—	52,328	33,443	33,512	69

	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	14,502,676	839,839	921,472	81,633	13,508,608	752,569	818,235	65,665
Domestic equity securities	1,098,531	628,659	631,326	2,667	1,036,997	551,360	557,456	6,095
Domestic bonds	3,893,150	32,922	35,530	2,607	4,369,116	43,958	46,724	2,765
Other	9,510,994	178,257	254,615	76,357	8,102,494	157,250	214,054	56,804
Foreign equity securities	111,464	9,010	9,010	—	61	36	36	—
Foreign bonds	7,945,444	73,033	104,988	31,954	6,792,918	64,280	104,484	40,204
Other	1,454,085	96,213	140,617	44,403	1,309,514	92,933	109,533	16,599

Redemption schedule of available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2017				As of March 31, 2017
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	993,457	2,577,287	64,979	257,426	1,040,874	2,996,704	109,236	222,301
Government bonds	948,116	2,459,334	20,164	233,644	993,710	2,875,475	50,657	211,628
Municipal bonds	35	—	9	23	—	53	5	29
Corporate bonds	45,305	117,953	44,806	23,758	47,164	121,176	58,574	10,642
Other	502,785	2,934,735	2,919,219	2,240,720	386,827	2,630,231	2,708,421	1,620,210
Foreign bonds	459,076	2,479,318	2,769,736	2,237,312	386,642	2,177,646	2,608,448	1,620,180
Other	43,708	455,417	149,482	3,408	184	452,585	99,973	29

Total	1,496,242	5,512,023	2,984,198	2,498,146	1,427,702	5,626,936	2,817,657	1,842,511

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2017 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2016 (B)
ROE	9.63	1.71	7.91

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
(1) Total capital ratio (4)/(7)	16.33%	0.47%	15.85%
(2) Tier 1 capital ratio (5)/(7)	13.72%	0.36%	13.36%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.14%	0.38%	11.76%
(4) Total capital	18,797.3	721.2	18,076.1
(5) Tier 1 capital	15,794.3	561.9	15,232.4
(6) Common Equity Tier 1 capital	13,979.4	565.5	13,413.8
(7) Risk weighted assets	115,068.8	1,082.4	113,986.3
(8) Required Capital (7)×8%	9,205.5	86.5	9,118.9

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
(1) Total capital ratio (4)/(7)	15.84%	0.56%	15.28%
(2) Tier 1 capital ratio (5)/(7)	13.10%	0.40%	12.70%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.55%	0.40%	11.14%
(4) Total capital	14,470.1	416.7	14,053.4
(5) Tier 1 capital	11,970.3	289.6	11,680.7
(6) Common Equity Tier 1 capital	10,547.9	302.1	10,245.8
(7) Risk weighted assets	91,318.6	(641.3)	91,960.0
(8) Required Capital (7)×8%	7,305.4	(51.3)	7,356.8

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
(1) Total capital ratio (4)/(7)	20.55%	0.74%	19.80%
(2) Tier 1 capital ratio (5)/(7)	17.28%	0.33%	16.94%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.10%	0.23%	15.87%
(4) Total capital	2,591.1	184.5	2,406.5
(5) Tier 1 capital	2,178.2	119.8	2,058.4
(6) Common Equity Tier 1 capital	2,030.3	101.4	1,928.9
(7) Risk weighted assets	12,604.2	455.0	12,149.1
(8) Required Capital (7)×8%	1,008.3	36.4	971.9

BTMU Non-consolidated

	(in billions of yen)
	As of September 30, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
(1) Total capital ratio (4)/(7)	17.03%	0.33%	16.70%
(2) Tier 1 capital ratio (5)/(7)	14.07%	0.19%	13.88%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.25%	0.21%	12.04%
(4) Total capital	13,206.2	382.8	12,823.3
(5) Tier 1 capital	10,910.4	254.9	10,655.5
(6) Common Equity Tier 1 capital	9,502.6	254.9	9,247.7
(7) Risk weighted assets	77,510.7	753.1	76,757.5
(8) Required Capital (7)×8%	6,200.8	60.2	6,140.6

MUTB Non-consolidated

	(in billions of yen)
	As of September 30, 2017 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
(1) Total capital ratio (4)/(7)	20.56%	0.07%	20.48%
(2) Tier 1 capital ratio (5)/(7)	17.25%	(0.19)%	17.45%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.11%	(0.24)%	16.35%
(4) Total capital	2,577.2	150.7	2,426.4
(5) Tier 1 capital	2,163.0	96.0	2,067.0
(6) Common Equity Tier 1 capital	2,019.4	81.8	1,937.5
(7) Risk weighted assets	12,533.4	688.5	11,844.8
(8) Required Capital (7)×8%	1,002.6	55.0	947.5

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2017 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	55,072	0.05%	46,498	0.04%	8,573	0.00%
Non-accrual delinquent loans	667,521	0.61%	738,103	0.67%	(70,582)	(0.06)%
Accruing loans contractually past due 3 months or more	40,085	0.03%	46,301	0.04%	(6,216)	(0.00)%
Restructured loans	617,324	0.56%	708,354	0.64%	(91,030)	(0.08)%

Total risk monitored loans	1,380,003	1.26%	1,539,258	1.41%	(159,255)	(0.14)%

Total loans and bills discounted	108,773,485	——	109,005,231	——	(231,746)	——

Written-off	381,288	——	377,463	——	3,825	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2017 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	841,946	61.01%	957,350	62.19%	(115,404)	(1.18)%
General allowance for credit losses	640,604	——	743,895	——	(103,291)	——
Specific allowance for credit losses	200,646	——	213,065	——	(12,418)	——
Allowance for credit to specific foreign borrowers	694	——	388	——	306	——
(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	965,163	1,064,741	(99,578)
Overseas	414,839	474,516	(59,676)
Asia	151,129	142,367	8,761
Indonesia	7,202	5,946	1,256
Singapore	12,518	14,558	(2,040)
Thailand	115,665	106,546	9,119
Hong Kong	215	215	(0)
Other	15,526	15,099	426
Americas	172,196	216,085	(43,888)
Europe, Middle East and Other	91,513	116,064	(24,550)

Total	1,380,003	1,539,258	(159,255)

Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	965,163	1,064,741	(99,578)
Manufacturing	348,014	425,381	(77,366)
Construction	14,338	16,299	(1,961)
Wholesale and retail	129,152	135,785	(6,633)
Finance and insurance	1,301	737	563
Real estate, goods rental and leasing	57,591	67,336	(9,745)
Services	47,134	51,944	(4,809)
Other industries	36,169	23,849	12,320
Consumer	331,460	343,406	(11,945)
Overseas	414,839	474,516	(59,676)
Financial institutions	2,189	7,672	(5,483)
Commercial and industrial	308,094	329,547	(21,452)
Other	104,555	137,297	(32,741)

Total	1,380,003	1,539,258	(159,255)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2017 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	38,938	0.04%	35,746	0.04%	3,192	0.00%
Non-accrual delinquent loans	423,447	0.52%	476,342	0.58%	(52,894)	(0.06)%
Accruing loans contractually past due 3 months or more	37,705	0.04%	45,938	0.05%	(8,233)	(0.00)%
Restructured loans	448,894	0.55%	525,466	0.64%	(76,572)	(0.09)%

Total risk monitored loans	948,985	1.17%	1,083,494	1.33%	(134,508)	(0.15)%

Total loans and bills discounted	80,969,897	——	81,394,063	——	(424,165)	——

Written-off	316,474	——	307,219	——	9,254	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2017 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	456,478	48.10%	563,216	51.98%	(106,738)	(3.87)%
General allowance for credit losses	359,553	——	446,887	——	(87,333)	——
Specific allowance for credit losses	96,231	——	115,942	——	(19,711)	——
Allowance for credit to specific foreign borrowers	693	——	386	——	306	——

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	752,358	829,903	(77,544)
Overseas	196,627	253,591	(56,963)
Asia	28,190	29,866	(1,675)
Indonesia	51	102	(50)
Singapore	12,518	14,558	(2,040)
Thailand	4	4	(0)
Hong Kong	215	215	(0)
Other	15,401	14,985	416
Americas	76,923	107,660	(30,737)
Europe, Middle East and Other	91,513	116,064	(24,550)

Total	948,985	1,083,494	(134,508)

Classified by Industry
	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	752,358	829,903	(77,544)
Manufacturing	322,237	375,263	(53,026)
Construction	13,681	15,628	(1,947)
Wholesale and retail	128,964	134,286	(5,321)
Finance and insurance	1,279	715	564
Real estate	50,117	58,504	(8,386)
Goods rental and leasing	2,068	2,347	(279)
Services	46,882	51,080	(4,198)
Other industries	34,892	23,540	11,351
Consumer	152,234	168,535	(16,301)
Overseas	196,627	253,591	(56,963)
Financial institutions	2,125	7,589	(5,463)
Commercial and industrial	168,018	190,984	(22,965)
Other	26,483	55,017	(28,534)

Total	948,985	1,083,494	(134,508)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2017 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	475	0.00%	530	0.00%	(54)	(0.00)%
Non-accrual delinquent loans	11,922	0.08%	9,611	0.06%	2,310	0.01%
Accruing loans contractually past due 3 months or more	86	0.00%	79	0.00%	6	0.00%
Restructured loans	30,630	0.21%	55,523	0.38%	(24,893)	(0.17)%

Total risk monitored loans	43,114	0.30%	65,746	0.46%	(22,631)	(0.15)%

Total loans and bills discounted	14,307,608	——	14,283,249	——	24,359	——

Written-off	5,801	——	7,626	——	(1,825)	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2017 (A)	% to total risk monitored loans	As of March 31, 2017 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	46,272	107.32%	59,306	90.20%	(13,033)	17.11%
General allowance for credit losses	41,688	——	58,395	——	(16,706)	——
Specific allowance for credit losses	4,582	——	908	——	3,673	——
Allowance for credit to specific foreign borrowers	1	——	1	——	(0)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	38,853	65,273	(26,419)
Overseas	4,260	472	3,788
Asia	475	472	2
Indonesia	—	—	—
Singapore	—	—	—
Thailand	475	472	2
Hong Kong	—	—	—
Other	—	—	—
Americas	3,785	—	3,785
Europe, Middle East and Other	—	—	—

Total	43,114	65,746	(22,631)

Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	38,853	65,273	(26,419)
Manufacturing	25,752	50,092	(24,339)
Construction	639	653	(14)
Wholesale and retail	42	1,348	(1,305)
Finance and insurance	—	—	—
Real estate	5,369	6,436	(1,067)
Goods rental and leasing	—	—	—
Services	239	851	(611)
Other industries	1,271	303	967
Consumer	5,539	5,587	(48)
Overseas	4,260	472	3,788
Financial institutions	—	—	—
Commercial and industrial	4,260	472	3,788
Other	—	—	—

Total	43,114	65,746	(22,631)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2017 (A)	% to total loans and bills discounted	As of March 31, 2017 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.02%	3	0.01%	(0)	0.00%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	5	0.03%	9	0.04%	(3)	(0.01)%
Restructured loans	231	1.34%	234	1.28%	(3)	0.05%

Total risk monitored loans	240	1.39%	247	1.35%	(6)	0.04%

Total loans and bills discounted	17,221	——	18,293	——	(1,071)	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	51	55	(4)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	240	247	(6)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	192	200	(7)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	47	46	0

Total	240	247	(6)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	171,656	119,803	51,853
Doubtful	353,606	426,284	(72,677)
Special Attention	517,465	627,162	(109,697)
Non Performing Loans (1)	1,042,728	1,173,249	(130,521)

Normal	104,262,919	104,240,643	22,276

Total	105,305,647	105,413,893	(108,245)

Non Performing Loans / Total	0.99%	1.11%	(0.12)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	863,387	940,324	(76,937)
Allowance for credit losses	290,760	351,634	(60,873)
Collateral, guarantees, etc.	572,626	588,690	(16,064)

Coverage ratio (2) / (1)	82.80%	80.14%	2.65%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	171,656		15,453		156,203			100.00%
	[119,803	]	[10,772	]	[109,031	]		[100.00	%]
Doubtful	353,606		84,363		194,513			78.86%
	[426,284	]	[104,933	]	[244,227	]		[81.90	%]
Special Attention	517,465		190,944		221,909			79.78%
	[627,162	]	[235,928	]	[235,431	]		[75.15	%]
Total	1,042,728		290,760		572,626			82.80%
	[1,173,249	]	[351,634	]	[588,690	]		[80.14	%]

Note: The upper figures are as of September 30, 2017. The lower figures with brackets are as of March 31, 2017.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	801,676	903,729	(102,053)
Manufacturing	349,022	425,959	(76,936)
Construction	14,438	16,418	(1,979)
Wholesale and retail	132,255	139,910	(7,654)
Finance and insurance	1,830	2,008	(177)
Real estate	55,889	65,365	(9,475)
Goods rental and leasing	2,068	2,347	(279)
Services	47,671	52,500	(4,828)
Other industries	40,356	24,654	15,702
Consumer	158,141	174,565	(16,423)
Overseas	241,051	269,520	(28,468)
Financial institutions	2,316	7,779	(5,462)
Commercial and industrial	212,251	206,723	5,527
Other	26,483	55,017	(28,534)

Total	1,042,728	1,173,249	(130,521)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	170,023	117,714	52,309
Doubtful	342,648	418,034	(75,385)
Special Attention	486,599	571,405	(84,806)
Non Performing Loans (1)	999,271	1,107,154	(107,883)

Normal	89,622,386	89,636,105	(13,718)

Total	90,621,658	90,743,260	(121,602)

Non Performing Loans / Total	1.10%	1.22%	(0.11)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	825,918	896,314	(70,396)
Allowance for credit losses	272,610	325,433	(52,823)
Collateral, guarantees, etc.	553,308	570,881	(17,573)

Coverage ratio (2) / (1)	82.65%	80.95%	1.69%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	170,023		15,363		154,659		100.00%		100.00%
	[117,714	]	[10,679	]	[107,034	]	[100.00	%]	[100.00	%]
Doubtful	342,648		80,332		189,125		52.32%		78.63%
	[418,034	]	[104,577	]	[236,899	]	[57.73	%]	[81.68	%]
Special Attention	486,599		176,913		209,523		63.85%		79.41%
	[571,405	]	[210,175	]	[226,947	]	[61.01	%]	[76.49	%]
Total	999,271		272,610		553,308		61.12%		82.65%
	[1,107,154	]	[325,433	]	[570,881	]	[60.68	%]	[80.95	%]

Note:	The upper figures are as of September 30, 2017. The lower figures with brackets are as of March 31, 2017.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	762,480	838,106	(75,625)
Manufacturing	323,270	375,867	(52,596)
Construction	13,799	15,764	(1,964)
Wholesale and retail	132,213	138,561	(6,348)
Finance and insurance	1,830	2,008	(177)
Real estate	50,327	58,728	(8,401)
Goods rental and leasing	2,068	2,347	(279)
Services	47,431	51,648	(4,217)
Other industries	39,085	24,350	14,735
Consumer	152,453	168,829	(16,376)
Overseas	236,790	269,047	(32,257)
Financial institutions	2,316	7,779	(5,462)
Commercial and industrial	207,990	206,250	1,739
Other	26,483	55,017	(28,534)

Total	999,271	1,107,154	(107,883)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	1,629	2,085	(455)
Doubtful	10,869	8,159	2,710
Special Attention	30,716	55,603	(24,887)
Non Performing Loans (1)	43,216	65,848	(22,632)

Normal	14,623,551	14,586,491	37,059

Total	14,666,767	14,652,339	14,427

Non Performing Loans / Total	0.29%	0.44%	(0.15)%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	37,228	43,762	(6,534)
Allowance for credit losses	18,150	26,201	(8,050)
Collateral, guarantees, etc.	19,077	17,561	1,515

Coverage ratio (2) / (1)	86.14%	66.46%	19.68%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	1,629		89		1,540		100.00%		100.00%
	[2,085	]	[92	]	[1,993	]	[100.00	%]	[100.00	%]
Doubtful	10,869		4,030		5,300		72.37%		85.84%
	[8,159	]	[355	]	[7,238	]	[38.66	%]	[93.07	%]
Special Attention	30,716		14,030		12,236		75.92%		85.51%
	[55,603	]	[25,753	]	[8,330	]	[54.47	%]	[61.29	%]
Total	43,216		18,150		19,077		75.19%		86.14%
	[65,848	]	[26,201	]	[17,561	]	[54.26	%]	[66.46	%]

Note:	The upper figures are as of September 30, 2017. The lower figures with brackets are as of March 31, 2017.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	38,955	65,375	(26,420)
Manufacturing	25,752	50,092	(24,339)
Construction	639	653	(14)
Wholesale and retail	42	1,348	(1,305)
Finance and insurance	—	—	—
Real estate	5,369	6,436	(1,067)
Goods rental and leasing	—	—	—
Services	239	851	(611)
Other industries	1,271	303	967
Consumer	5,640	5,689	(48)
Overseas	4,260	472	3,788
Financial institutions	—	—	—
Commercial and industrial	4,260	472	3,788
Other	—	—	—

Total	43,216	65,848	(22,632)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	3	3	(0)
Doubtful	87	90	(2)
Special Attention	149	153	(3)
Non Performing Loans (1)	240	247	(6)

Normal	16,981	18,046	(1,064)

Total	17,221	18,293	(1,071)

Non Performing Loans / Total	1.39%	1.35%	0.04%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	240	247	(6)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	240	247	(6)

Coverage ratio (2) / (1)	100.00%	100.00%	—
(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3 [3	]	— [—	]	3 [3	]		100.00 [100.00	% %]
Doubtful	87 [90	]	— [—	]	87 [90	]		100.00 [100.00	% %]
Special Attention	149 [153	]	— [—	]	149 [153	]		100.00 [100.00	% %]
Total	240 [247	]	— [—	]	240 [247	]		100.00 [100.00	% %]

Note: The upper figures are as of September 30, 2017. The lower figures with brackets are as of March 31, 2017. (4) Classified by Industry

	(in millions of yen)
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Increase (Decrease) (A) - (B)
Domestic	240	247	(6)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	192	200	(7)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	47	46	0

Total	240	247	(6)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[156.1]		[11.8]	[3.5] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [171.6]	Loans to bankrupt borrowers [39.4]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [435.3]
Potentially Bankrupt Borrowers	[197.2]		[156.2]		53.02%	ii) Doubtful [353.5]

Borrowers Requiring Caution (Special Attention Borrowers)	[517.3]				64.60%	iii) Special Attention [517.3]	Accruing loans contractually past due 3 months or more [37.7]
							Restructured loans [479.5]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [104,245.9]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,042.4	992.1

						Total

						i) + ii) + iii) + iv)
						105,288.4

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017 (A)	As of September 30, 2017 (B)	(B) - (A)
Assets newly categorized during fiscal 2014	98,674	61,087	40,744	34,298	(6,445)
Assets newly categorized during fiscal 2015		500,907	96,342	83,800	(12,541)
Assets newly categorized during fiscal 2016			156,527	93,293	(63,234)
Assets newly categorized during fiscal 2017				104,320

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2017
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	1,903	——	——
Reconstructive treatment	2,556	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	8,114	——	——
Write-offs	30,739	——	——
Others	84,083	——	——
Collection / Repayment	60,184	——	——
Upgrade	23,899	——	——

Total	127,397	25,070	102,327

Amount in process for disposition	99,496

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017 (A)	As of September 30, 2017 (B)	(B) - (A)
Assets newly categorized during fiscal 2014	7,495	1,730	265	252	(13)
Assets newly categorized during fiscal 2015		18,743	883	755	(127)
Assets newly categorized during fiscal 2016			1,872	953	(919)
Assets newly categorized during fiscal 2017				5,886

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2017
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	——	——
Reconstructive treatment	—	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	—	——	——
Write-offs	—	——	——
Others	3,634	——	——
Collection / Repayment	2,591	——	——
Upgrade	1,043	——	——

Total	3,634	755	2,879

Amount in process for disposition	1,776

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	66,285,758	(1,111,388)	67,397,147
Manufacturing	10,246,717	(334,039)	10,580,756
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	153,704	1,629	152,075
Construction	716,904	(49,841)	766,745
Utilities	1,738,762	173,332	1,565,430
Communication and information services	1,371,036	(47,011)	1,418,047
Transport and postal activities	2,224,040	(1,040)	2,225,080
Wholesale and retail	6,557,389	85,629	6,471,760
Finance and insurance	8,162,412	(356,180)	8,518,592
Real estate	8,757,450	(144,094)	8,901,544
Goods rental and leasing	2,177,131	104,200	2,072,931
Services	2,535,546	(43,967)	2,579,513
Municipal government	563,909	(5,797)	569,706
Other industries (including loans to the Japanese government)	21,080,745	(494,210)	21,574,955
Overseas offices and loans booked at offshore markets	29,259,023	774,620	28,484,402

Total	95,544,782	(336,768)	95,881,550

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	16,350,673	(193,086)	16,543,759
Housing loans	15,520,535	(199,755)	15,720,290
Residential purpose	13,477,204	(129,427)	13,606,632
Other	830,138	6,669	823,468
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	39,953,644	(237,352)	40,190,996
% to total domestic loans	60.27%	0.64%	59.63%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	54,176,526	(1,156,267)	55,332,793
Manufacturing	8,291,917	(258,979)	8,550,896
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	150,595	1,610	148,985
Construction	624,838	(46,725)	671,563
Utilities	1,307,537	90,008	1,217,529
Communication and information services	1,083,725	(45,612)	1,129,337
Transport and postal activities	1,585,803	14,735	1,571,068
Wholesale and retail	5,711,043	152,848	5,558,195
Finance and insurance	5,682,069	(300,746)	5,982,815
Real estate	6,922,453	(58,197)	6,980,650
Goods rental and leasing	1,414,742	95,153	1,319,589
Services	2,392,428	(35,437)	2,427,865
Municipal government	556,778	(5,479)	562,257
Other industries (including loans to the Japanese government)	18,452,598	(759,446)	19,212,044
Overseas offices and loans booked at offshore markets	26,793,371	732,101	26,061,269

Total	80,969,897	(424,165)	81,394,063

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	15,016,289	(167,551)	15,183,840
Housing loans	14,190,275	(174,724)	14,365,000
Residential purpose	12,283,434	(112,180)	12,395,614
Other	826,014	7,173	818,840
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	33,949,726	(204,085)	34,153,811
% to total domestic loans	62.66%	0.94%	61.72%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	11,841,956	(18,159)	11,860,116
Manufacturing	1,954,800	(75,060)	2,029,860
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	3,109	19	3,090
Construction	92,066	(3,116)	95,182
Utilities	431,225	83,324	347,901
Communication and information services	287,311	(1,399)	288,710
Transport and postal activities	638,237	(15,775)	654,012
Wholesale and retail	846,346	(67,219)	913,565
Finance and insurance	2,449,164	(80,521)	2,529,685
Real estate	1,830,239	(85,433)	1,915,672
Goods rental and leasing	762,389	9,047	753,342
Services	143,114	(8,530)	151,644
Municipal government	2,372	(288)	2,660
Other industries including loans to the Japanese government	2,401,574	226,791	2,174,783
Overseas offices and loans booked at offshore markets	2,465,652	42,519	2,423,132

Total	14,307,608	24,359	14,283,249

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	1,326,651	(24,958)	1,351,609
Housing loans	1,322,565	(24,461)	1,347,027
Residential purpose	1,186,631	(16,727)	1,203,359
Other	4,085	(496)	4,582

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	5,765,582	(78,247)	5,843,829
% to total domestic loans	48.68%	(0.58)%	49.27%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Domestic offices (excluding loans booked at offshore markets)	267,275	63,038	204,237
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	31,179	25,087	6,092
Real estate	4,758	(464)	5,222
Goods rental and leasing	—	—	—
Services	4	—	4
Municipal government	4,759	(30)	4,789
Other industries (including loans to the Japanese government)	226,573	38,445	188,128
Overseas offices and loans booked at offshore markets	—	—	—

Total	267,275	63,038	204,237

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Total domestic consumer loans	7,732	(576)	8,309
Housing loans	7,693	(569)	8,263
Residential purpose	7,139	(518)	7,658
Other	38	(7)	46

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Outstanding amount	238,336	44,980	193,356
% to total domestic loans	89.17%	(5.49)%	94.67%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Americas	13,629,991	471,913	13,158,077
United States of America	8,548,939	212,145	8,336,794
Caribbean countries	2,687,535	189,422	2,498,113
Canada	958,367	137,819	820,548
Brazil	549,078	(69,126)	618,205
Mexico	453,607	31,243	422,363
Chile	200,926	(12,218)	213,144
Columbia	125,509	3,904	121,605
Others	106,030	(21,276)	127,305
Asia/Oceania	9,854,250	41,679	9,812,573
Hong Kong	2,132,339	(68,521)	2,200,861
Australia	2,089,027	54,770	2,034,257
Singapore	1,499,705	47,579	1,452,126
Indonesia	850,560	9,770	840,789
India	729,019	(15,704)	744,723
South Korea	622,513	(12,024)	634,537
Taiwan	577,015	144,319	432,696
New Zealand	277,392	11,070	266,322
Vietnam	262,429	14,306	248,122
Malaysia	214,298	(83,810)	298,108
Thailand	179,777	(27,859)	207,636
Philippines	169,422	(35,746)	205,168
China	128,044	(7,646)	135,691
Others	122,710	11,175	111,537
EMEA	7,798,512	384,084	7,414,429
United Kingdom	2,340,996	241,868	2,099,127
Netherlands	818,086	73,063	745,023
Saudi Arabia	608,337	(301)	608,638
Germany	552,517	59,864	492,653
France	501,666	77,792	423,873
Qatar	437,873	1,343	436,530
UAE	362,833	(61,974)	424,807
Luxembourg	252,570	(14,228)	266,799
South Africa	205,611	8,101	197,509
Ireland	194,334	29,141	165,192
Turkey	184,574	3,755	180,818
Italy	162,344	20,713	141,630
Switzerland	156,129	(26,203)	182,333
Spain	155,554	33,801	121,753
Others	865,088	(62,651)	927,744
Others	15	(270)	284

Total	31,282,768	897,406	30,385,363

Note:	In addition to the (non-consolidated basis) loan balance stated above, five major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation: ¥8,595,725 million (a 207,232 million yen decrease as compared with March 31, 2017.)
Bank of Ayudhya Public Company Limited: ¥3,726,597 million (a 63,749 million yen increase as compared with March 31, 2017.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,427,757 million (a 111,385 million yen increase as compared with March 31, 2017.)
MUFG Bank (Europe) N.V.: ¥798,443 million (a 97,742 million yen increase as compared with March 31, 2017.)
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad: ¥492,070 million (a 40,683 million yen increase as compared with March 31, 2017.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	156,569,430	1,070,653	155,498,777
Deposits (average balance)	157,956,558	8,237,769	149,718,788
Loans (ending balance)	95,277,506	(399,806)	95,677,312
Loans (average balance)	96,825,469	(669,311)	97,494,781

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	142,121,265	2,957,160	139,164,104
Deposits (average balance)	142,798,258	7,184,857	135,613,401
Loans (ending balance)	80,969,897	(424,165)	81,394,063
Loans (average balance)	82,562,266	(1,354,028)	83,916,295

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deposits (ending balance)	14,448,165	(1,886,507)	16,334,673
Deposits (average balance)	15,158,300	1,052,912	14,105,387
Loans (ending balance)	14,307,608	24,359	14,283,249
Loans (average balance)	14,263,202	684,717	13,578,485

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	74,291,064	1,197,761	73,093,302
Corporations and others	59,841,184	(1,209,182)	61,050,366
Domestic deposits	134,132,248	(11,420)	134,143,669

Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	66,359,122	1,006,660	65,352,462
Corporations and others	54,988,046	841,000	54,147,045
Domestic deposits	121,347,168	1,847,660	119,499,507

Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Individuals	7,931,942	191,101	7,740,840
Corporations and others	4,853,137	(2,050,183)	6,903,320
Domestic deposits	12,785,079	(1,859,081)	14,644,161

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deferred tax assets	510.0	(21.2)	531.3
Allowance for credit losses	213.0	(29.8)	242.9
Write-down on investment securities	98.4	(2.0)	100.5
Unrealized losses on available-for-sale securities	4.4	(6.1)	10.6
Reserve for retirement benefits	97.3	(0.6)	97.9
Other	212.4	10.7	201.6
Valuation allowance	(115.7)	6.7	(122.4)
Deferred tax liabilities	967.4	80.5	886.8
Unrealized gains on available-for-sale securities	767.5	95.9	671.5
Net deferred gains on hedges	55.0	(10.3)	65.4
Revaluation gains on securities upon merger	62.4	0.2	62.2
Gains on securities contributed to employees’ retirement benefits trust	47.6	(1.0)	48.7
Other	34.6	(4.1)	38.8
Net deferred tax assets	(457.3)	(101.8)	(355.5)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2012	FY2013	FY2014	FY2015	FY2016	Interim FY2017
Net operating profits before provision for general allowance for credit losses	1,001.5	855.9	931.4	888.1	666.9	337.9
Total credit costs	(56.6)	17.0	(70.7)	(103.4)	(25.4)	58.9
Income before income taxes	877.4	984.7	860.2	884.7	632.2	401.5
Reconciliation to taxable income	(561.4)	(336.2)	(12.6)	(113.3)	(86.2)	(108.4)
Taxable income	316.0	648.5	847.5	771.3	546.0	293.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

BTMU is classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2017 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2017 (B)
Deferred tax assets	59.7	11.6	48.0
Gains on securities related to employees’retirement benefits trust	26.8	4.5	22.2
Allowance for credit losses	14.9	(4.3)	19.2
Write-down on investment securities	9.0	0.0	8.9
Deferred losses on hedging instruments	4.3	4.2	0.1
Other	38.8	7.1	31.7
Valuation allowance	(34.3)	(0.0)	(34.2)
Deferred tax liabilities	312.0	34.0	277.9
Unrealized gains on available-for-sale securities	243.5	24.0	219.5
Reserve for retirement benefits	55.8	9.3	46.5
Other	12.6	0.6	11.9
Net deferred tax assets	(252.3)	(22.4)	(229.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2012	FY2013	FY2014	FY2015	FY2016	Interim FY2017
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.2	162.9	190.4	193.0	181.4	104.3
Total credit costs	(8.6)	18.0	(0.4)	(0.2)	(22.5)	5.8
Income before income taxes	173.5	184.4	201.4	218.6	156.3	170.7
Reconciliation to taxable income	(84.9)	(94.3)	(40.4)	(68.1)	4.6	(39.6)
Taxable income	88.6	90.1	160.9	150.4	160.9	131.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

MUTB is classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Assets:
Cash and due from banks	48,385,157	55,356,464
Call loans	231,509	328,984
Receivables under resale agreements	348,126	276,256
Receivables under securities borrowing transactions	5,569,376	5,474,042
Monetary claims bought	4,113,172	3,933,041
Trading assets	5,445,506	4,937,871
Money held in trust	24,145	22,515
Securities	42,235,515	40,993,747
Loans and bills discounted	81,394,063	80,969,897
Foreign exchanges	1,760,583	1,944,681
Other assets	6,877,190	7,607,306
Tangible fixed assets	855,651	876,066
Intangible fixed assets	375,430	373,192
Prepaid pension costs	270,907	275,997
Customers’ liabilities for acceptances and guarantees	6,867,455	7,023,285
Allowance for credit losses	(563,216)	(456,478)

Total assets	204,190,574	209,936,874

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Liabilities:
Deposits	139,164,104	142,121,265
Negotiable certificates of deposit	6,536,329	6,611,070
Call money	372,403	400,719
Payables under repurchase agreements	4,417,551	5,860,365
Payables under securities lending transactions	3,042,298	3,157,106
Commercial papers	1,661,486	1,736,559
Trading liabilities	3,809,622	3,626,894
Borrowed money	16,425,610	17,412,047
Foreign exchanges	2,381,315	2,466,459
Bonds payable	3,269,912	2,827,294
Other liabilities	5,342,066	5,357,002
Reserve for bonuses	25,508	22,467
Reserve for bonuses to directors	114	32
Reserve for stocks payment	5,003	4,934
Reserve for retirement benefits	8,939	9,894
Reserve for loyalty award credits	1,375	1,593
Reserve for contingent losses	152,279	156,503
Deferred tax liabilities	355,549	457,357
Deferred tax liabilities for land revaluation	120,147	119,254
Acceptances and guarantees	6,867,455	7,023,285

Total liabilities	193,959,075	199,372,111

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,267,614	3,381,313
Revenue reserve	190,044	190,044
Other retained earnings	3,077,570	3,191,268
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,356,941	2,470,639
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,212,148	8,325,846

Net unrealized gains (losses) on available-for-sale securities	1,642,412	1,887,465
Net deferred gains (losses) on hedging instruments	148,777	125,248
Land revaluation excess	228,160	226,201

Total valuation and translation adjustments	2,019,351	2,238,915

Total net assets	10,231,499	10,564,762

Total liabilities and net assets	204,190,574	209,936,874

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Ordinary income	1,501,227	1,570,415
Interest income	818,834	895,377
Interest on loans and bills discounted	482,337	574,564
Interest and dividends on securities	264,285	213,777
Fees and commissions	314,703	303,903
Trading income	90,370	33,895
Other operating income	145,819	184,458
Other ordinary income	131,500	152,780
Ordinary expenses	1,090,987	1,158,596
Interest expenses	262,126	394,247
Interest on deposits	70,289	121,757
Fees and commissions	85,928	84,775
Trading expenses	913	579
Other operating expenses	48,446	32,144
General and administrative expenses	578,497	594,187
Other ordinary expenses	115,075	52,661

Ordinary profits	410,239	411,819

Extraordinary gains	10,635	978
Extraordinary losses	8,909	11,210

Income before income taxes	411,964	401,586

Income taxes-current	98,189	94,380
Income taxes-deferred	(9,268)	12,941

Total taxes	88,921	107,322

Net income	323,043	294,264

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Assets:
Cash and due from banks	10,689,804	9,975,660
Call loans	267,590	78,939
Receivables under securities borrowing transactions	114,804	119,369
Monetary claims bought	15	15
Trading assets	553,416	612,533
Money held in trust	10,681	52,200
Securities	13,829,880	14,779,034
Loans and bills discounted	14,283,249	14,307,608
Foreign exchanges	77,433	55,492
Other assets	827,574	1,382,928
Tangible fixed assets	146,688	143,024
Intangible fixed assets	62,020	65,477
Prepaid pension costs	271,938	302,341
Customers’ liabilities for acceptances and guarantees	260,386	263,739
Allowance for credit losses	(59,306)	(46,272)

Total assets	41,336,180	42,092,092

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Liabilities:
Deposits	16,334,673	14,448,165
Negotiable certificates of deposit	4,710,181	5,015,916
Call money	54,450	365,785
Payables under repurchase agreements	4,782,495	6,190,559
Payables under securities lending transactions	799,923	399,908
Commercial papers	540,057	779,148
Trading liabilities	139,686	122,085
Borrowed money	2,661,461	3,554,644
Foreign exchanges	38,157	46,585
Short-term bonds payable	239,999	149,999
Bonds payable	872,719	865,170
Due to trust accounts	6,738,770	6,576,576
Other liabilities	660,310	660,219
Reserve for bonuses	4,884	4,876
Reserve for bonuses to directors	57	20
Reserve for stocks payment	3,416	3,447
Reserve for retirement benefits	1,154	879
Reserve for contingent losses	7,478	21,755
Deferred tax liabilities	229,884	252,323
Deferred tax liabilities for land revaluation	4,335	4,232
Acceptances and guarantees	260,386	263,739

Total liabilities	39,084,484	39,726,041

Net assets:
Capital stock	324,279	324,279
Capital surplus	422,083	425,265
Capital reserve	250,619	250,619
Other capital surplus	171,464	174,646
Retained earnings	977,978	1,040,686
Revenue reserve	73,714	73,714
Other retained earnings	904,264	966,972
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	765,059	827,767

Total shareholders’ equity	1,724,341	1,790,231

Net unrealized gains (losses) on available-for-sale securities	529,191	586,366
Net deferred gains (losses) on hedging instruments	(344)	(9,957)
Land revaluation excess	(1,493)	(589)

Total valuation and translation adjustments	527,353	575,820

Total net assets	2,251,695	2,366,051

Total liabilities and net assets	41,336,180	42,092,092

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Ordinary income	302,086	365,558
Trust fees	49,897	45,789
Interest income	128,844	178,472
Interest on loans and bills discounted	46,004	57,879
Interest and dividends on securities	76,679	107,868
Fees and commissions	65,576	70,956
Trading income	7,307	10,422
Other operating income	28,304	16,043
Other ordinary income	22,155	43,873
Ordinary expenses	196,570	243,875
Interest expenses	59,848	87,233
Interest on deposits	11,465	15,683
Fees and commissions	15,527	17,733
Trading expenses	60	54
Other operating expenses	12,117	13,002
General and administrative expenses	104,909	105,152
Other ordinary expenses	4,108	20,699

Ordinary profits	105,515	121,682

Extraordinary gains	36	53,250
Extraordinary losses	5,593	4,225

Income before income taxes	99,959	170,707

Income taxes-current	25,485	42,173
Income taxes-deferred	(1,255)	2,437

Total taxes	24,230	44,611

Net income	75,728	126,096

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Assets:
Loans and bills discounted	204,237	267,275
Securities	53,054,465	52,166,441
Beneficiary rights to the trust	58,907,613	64,553,174
Securities held in custody accounts	3,259,572	3,704,671
Monetary claims	13,051,405	17,284,680
Tangible fixed assets	12,493,551	13,022,417
Intangible fixed assets	207,803	123,356
Other claims	3,950,126	3,985,687
Call loans	705,784	344,687
Due from banking account	9,100,260	8,708,650
Cash and due from banks	5,731,968	6,581,566

Total	160,666,790	170,742,609

Liabilities:
Money trusts	21,817,433	23,294,994
Pension trusts	12,741,687	11,632,684
Property formation benefit trusts	7,549	7,376
Investment trusts	63,323,815	68,783,725
Money entrusted other than money trusts	3,372,911	3,601,804
Securities trusts	5,399,262	5,914,396
Monetary claim trusts	12,195,074	16,385,054
Equipment trusts	66,298	67,131
Land and fixtures trusts	44,291	43,968
Composite trusts	41,698,466	41,011,472

Total	160,666,790	170,742,609

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,507 millions of yen as of March 31, 2017 and 1,506 millions of yen as of September 30, 2017, respectively.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Assets:
Loans and bills discounted	18,293	17,221
Securities	89,677	88,163
Other	6,581,417	6,433,224

Total	6,689,388	6,538,610

Liabilities:
Principal	6,678,398	6,521,892
Allowance for bad debts	55	51
Other	10,934	16,666

Total	6,689,388	6,538,610

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2017	As of September 30, 2017
Total funds	55,611,525	54,399,137

Deposits	16,334,673	14,448,165
Negotiable certificates of deposit	4,710,181	5,015,916
Money trusts	21,817,433	23,294,994
Pension trusts	12,741,687	11,632,684
Property formation benefit trusts	7,549	7,376

Loans and bills discounted	14,487,486	14,574,884

Banking account	14,283,249	14,307,608
Trust account	204,237	267,275

Investment securities	66,884,346	66,945,476

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.